EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange

The Israeli Securities Authority

Further to the Company's report of September 22, 2014 and the description in the chapter containing a description of the Company's business affairs in the 2014 periodic report, the Company provides notification that on July 8, 2015, the subsidiary, Pelephone Communications Ltd. ("Pelephone") received the Antitrust Commissioner's decision pursuant to section 14 of the Restrictive Trade Practices Law, 5748-1988, whereby a conditional exemption from approval of a restrictive arrangement would be granted for the partnership agreement entered into by Pelephone and Cellcom Israel Ltd. ("Cellcom") for the maintenance of passive components on cellular sites owned by Pelephone and Cellcom and the reduction of costs by sharing the passive network components on such sites (including antennae) and the construction and maintenance of the joint sites by means of a supplier (the "External Contractor") to be mutually selected by Pelephone and Cellcom (the "Agreement").

The exemption is granted, among other conditions, on the condition that each of the companies may independently enter into an agreement with a third party for the provision of hosting services of sites owned by the company and sites owned by the other company. In addition, the exemption limits the companies with respect to the employment of a party who is an employee, consultant or officer within the External Contractor, and the transfer of information which is not required as part of the Agreement among the companies themselves and between the External Contractor and either of the companies. The exemption shall be effective for a period of ten years.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.